UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

LIMONERIA COMPANY

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

532746104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 532746104

1.			NAMES OF REPORTING PERSONS. Calavo Growers, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3.			SEC USE ONLY

4.			CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	1,719,185

	6.	SHARED VOTING POWER

	7.	SOLE DISPOSITIVE POWER	1,719,185

	8.	SHARED DISPOSITIVE POWER

9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,719,185

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.68%

12.			TYPE OF REPORTING PERSON CO

Item 1(a).  Name of Issuer.

The name of the issuer is Limoneira Company (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 1141 Cummings Road, Santa Paula, CA 93060.

Item 2(a).  Name of Person Filing.

Calavo Growers, Inc. (“Calavo” or the “Reporting Person”).

Item 2(b).  Address of Principal Business Office, or, if None, Residence.

The business address of Calavo is 1141-A Cummings Road, Santa Paula, CA 93060.

Item 2(c).  Citizenship.

Calavo is a California corporation.

Item 2(d).  Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.01 par value per share (the “Common Stock”).

Item 2(e).  CUSIP No.

The CUSIP number is 532746104.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in rows 5 – 11 of the cover page and is incorporated herein by reference.

As of December 31, 2018, Calavo was the beneficial owner of 1,719,185 shares of Common Stock, which represents approximately 9.68% of the 17,764,801 shares of Common Stock outstanding as reported in the Issuer’s Form 10-K for the fiscal year ended October 31, 2018, filed with the Securities and Exchange Commission on January 14, 2019. Calavo has the sole power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, these shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP NO. 532403201

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019
CALAVO GROWERS, INC.

/s/ James Snyder
Name: James Snyder
Title: Corporate Controller